The information in this Preliminary Pricing Supplement is not complete and may be changed. We may not sell these Notes until the Pricing Supplement is delivered in final form. We are not selling these Notes, nor are we soliciting offers to buy these Notes, in any State where such offer or sale is not permitted.

PRELIMINARY PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
Subject to Completion	Registration No. 333-185049
Dated March 14, 2013

Pricing Supplement dated March , 2013 to the

Prospectus dated December 28, 2012,

Prospectus Supplement dated December 28, 2012 and Product Prospectus Supplement (Equity Linked Index Notes, Series A) dated December 28, 2012

The Bank of Nova Scotia

$

Callable Index-Linked Contingent Interest Notes, Series A

Linked to the Russell 2000® Index

Due March 28, 2017

The Callable Index-Linked Contingent Interest Notes, Series A Linked to the Russell 2000® Index (“Reference Asset”) Due March 28, 2017 (the “Notes”) are senior unsecured obligations of The Bank of Nova Scotia (the "Bank"). The Notes do not provide for the regular payment of interest or guarantee the return of any principal at maturity. The Notes are subject to investment risks including possible loss of the Principal Amount invested due to the negative performance of the Reference Asset and the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

The amount that you will be paid on your Notes at maturity will depend on the performance of the Reference Asset and will be calculated as follows:

•	If the Closing Level of the Reference Asset on the Final Valuation Date is greater than or equal to 75% of the Initial Level (the Barrier Level): (i) the stated Principal Amount plus (ii) the Contingent Interest Payment with respect to the Final Valuation Date
•	If the Closing Level of the Reference Asset on the Final Valuation Date is less than the Barrier Level (i) the stated Principal Amount plus (ii) Principal Amount multiplied by the Percentage Change

A Contingent Interest Payment will be paid on the Notes on each monthly Contingent Interest Payment Date but only if the Closing Level of the Reference Asset is at or above 75% of the Initial Level (the Trigger Level) on the related Valuation Date. Each Contingent Interest Payment, if any, will be paid at an annual rate of 6.75% from the Original Issue Date up to but excluding the Maturity Date. If on any Valuation Date, the Closing Level is less than the Trigger Level, no Contingent Interest Payment will be paid for the applicable monthly period. It is possible that the Reference Asset will remain below the Trigger Level for extended periods of time or even throughout the entire term of the Notes, which means you will receive no Contingent Interest Payments, and/or that the Reference Asset will remain below the Barrier Level for extended periods of time or even throughout the entire term of the Notes, which means you will receive no Contingent Interest Payments and that you may not receive your Principal Amount at Maturity. Accordingly, you may lose your entire initial investment in the Notes.

The Notes may be called by us in whole, but not in part, on each stated Quarterly Call Date, from and including the First Call Date, upon notice by us to DTC on or before the corresponding Quarterly Call Notice Date, at an amount that will equal the Principal Amount of your Notes plus the Contingent Interest Payment, if any. If the Notes are called prior to the Maturity Date you will lose the opportunity to continue to be paid Contingent Interest Payments.

You will not participate in any appreciation of the Reference Asset. The Notes do not constitute a direct investment in any of the shares, units or other securities represented by the Reference Asset. By acquiring Notes, you will not have a direct economic or other interest in, claim or entitlement to, or any legal or beneficial ownership of any such share, unit or security and will not have any rights as a shareholder, unitholder or other security holder of any of the issuers including, without limitation, any voting rights or rights to receive dividends or other distributions. See “Additional Risks - You will not Participate in Any Appreciation in the Value of the Reference Asset and Your Return on the Notes is Expected to be Limited to the Contingent Interest Payments Paid on the Notes” in this pricing supplement.

Assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on trade date (“estimated value”) (as determined by reference to pricing models used by Scotia Capital (USA) Inc. and taking into account credit spreads of The Bank of Nova Scotia) is, and the price you receive for your notes may be, significantly less than the original issue price. The difference between the estimated value of your Notes and the original issue price reflects costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date and you may lose all or a substantial portion of your initial investment. The Bank’s profit in relation to the Notes will vary based on the difference between (i) the amounts received by the Bank in connection with the issuance and the reinvestment return received by the Bank in connection with those funds and (ii) the costs incurred by the Bank in connection with the issuance of the Notes and any hedging transactions. The Bank’s affiliates may also realize a profit that will be based on the (i) cost of creating and maintaining the hedging transactions minus (ii) the payments received on the hedging transactions.

Neither the United States Securities and Exchange Commission (“SEC”), nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or product prospectus supplement. Any representation to the contrary is a criminal offense. The NOTES ARE NOT INSURED BY THE Canada Deposit Insurance Corporation pursuant to the Canada Deposit Insurance Corporation Act, the United States Federal Deposit Insurance Corporation, or any other governmental agency of Canada, the United States or any other jurisdiction.

Scotia Capital (USA) Inc., our affiliate, will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. Scotia Capital (USA) Inc. or any of its affiliates or agents may use this pricing supplement in market-making transactions in Notes after their initial sale.  Unless we, Scotia Capital (USA) Inc. or another of its affiliates or agents selling such Notes to you informs you otherwise in the confirmation of sale, the final pricing supplement to which this pricing supplement relates is being used in a market-making transaction.  See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement and “Supplemental Plan of Distribution” on page PS-30 of the accompanying product prospectus supplement.

	Per Note	Total
Price to public	100.00%	$
Underwriting commissions1	[1.75 – 2.75]%	$
Proceeds to The Bank of Nova Scotia2	[97.25– 98.25]%	$

Investment in the Notes involves certain risks.  You should refer to “Additional Risks” in this pricing supplement and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and page 6 of the accompanying prospectus.

We may decide to sell additional Notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about March 28, 2013 against payment in immediately available funds.

Scotia Capital (USA) Inc.

[1]	Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and as part of the distribution of the Notes may pay varying discounts and underwriting commissions of up to [$17.50 - $27.50] per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. The actual discounts and underwriting commissions will be determined on the Trade Date. Scotia Capital (USA) Inc. may also receive a structuring and development fee of up to $0.50 per $1,000 Principal Amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement and "Supplemental Plan of Distribution" on page PS-30 of the accompanying product prospectus supplement.
[2]	Excludes profits from hedging. For additional considerations relating to hedging activities see “Additional Risks—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

Summary

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus, the prospectus supplement, and the product prospectus supplement, each filed with the SEC. See “Additional Terms of Your Notes” in this pricing supplement.

Issuer:	The Bank of Nova Scotia (the "Bank”)
Type of Notes:	Callable Index-Linked Contingent Interest Notes, Series A
CUSIP/ISIN:	CUSIP 064159BT2 / ISIN US064159BT27
Reference Asset:	The Russell 2000® Index (Bloomberg Ticker: RTY)
Minimum Investment and Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Principal Amount:	$1,000 per Note
Original Issue Price:	100% of the Principal Amount of each Note
Currency:	U.S. Dollars
Pricing Date:	Expected to be March 25, 2013
Trade Date:	Expected to be March 25, 2013
Original Issue Date:	Expected to be March 28, 2013 (to be determined on the Trade Date and expected to be the 3rd scheduled Business Day after the Trade Date).
Valuation Dates:

Four Business Days prior to the related Contingent Interest Payment Date, except that the Valuation Date immediately preceding the Maturity Date, which we refer to as the “Final Valuation Date," shall be the fourth Business Day prior to the Maturity Date.

The Valuation Dates could be delayed by the occurrence of a market disruption event. See “General Terms of the Notes—Market Disruption Events” beginning on page PS-19 in the accompanying product prospectus supplement.

Maturity Date:	March 28, 2017, as may be postponed upon the occurrence of a market disruption event as described “General Terms of the Notes – Maturity Date” on page PS-17 in the accompanying product prospectus supplement.
Principal at Risk:	You may lose all or a substantial portion of your initial investment at maturity if the Final Level is below the Barrier Level.

Fees and Expenses:

Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and as part of the distribution of the Notes will reoffer the Notes to third party dealers at varying discounts and underwriting commissions of up to $[$17.50 - $27.50] per $1,000 Principal Amount of Notes in connection with the distribution of the Notes.  The actual discounts and underwriting commissions will be determined on the Trade Date. Scotia Capital (USA) Inc. may also receive a structuring and development fee of up to $0.50 per $1,000 Principal Amount of Notes.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date. See “Additional Risks – The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

Contingent Interest Payment Dates:	The 28th day of each month, commencing April 28, 2013 and up to and including the Maturity Date, or if such day is not a Business Day, the next following Business Day.
Contingent Interest Rate:

The annual rate of:

•         From the Original Issue Date up to but excluding the Maturity Date, 6.75%

We cannot assure you that the Closing Level will be greater than the Trigger Level for any Valuation Date. If the Closing Level remains below the Trigger Level on each Valuation Date over the term of the Notes then there will not be any Contingent Interest Payable.

Contingent Interest Payment:	The Contingent Interest Payment will be based on the performance of the Reference Asset and will be calculated as follows:
If, on any Valuation Date, the Closing Level on such date is greater than or equal to the Trigger Level, the Contingent Interest Payment will be an amount equal to the product of (i) the applicable Contingent Interest Rate multiplied by (ii) the Principal Amount multiplied by (iii) the Day Count Fraction on the related Contingent Interest Payment Date.
If, on any Valuation Date, the Closing Level on such date is less than the Trigger Level, no Contingent Interest Payment will be made with respect to that Contingent Interest Payment Date.
Day Count Fraction

30/360, unadjusted, following business day convention (all as more fully described below)

We describe payments as being based on a “day count fraction” of “30/360, unadjusted, following business day convention”.

This means that the number of days in the interest period will be based on a 360-day year of twelve 30-day months (“30/360”) and that the number of days in the interest period will be based on the days on which interest would have been paid if each such day was a Business Day, not on the actual days on which payment is made (“unadjusted”).

If any Contingent Interest Payment Date falls on a day that is not a Business Day (including any Contingent Interest Payment Date that is also the Maturity Date), the relevant payment of interest will be made on the next Business Day under the following business day convention.

Payment at Maturity:	The Payment at Maturity will be based on the performance of the Reference Asset and will be calculated as follows:
If the Final Level is greater than or equal to the Barrier Level, then the Payment at Maturity will equal: Principal Amount + Contingent Interest Payment
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If the Final Level is less than the Barrier Level, then the Payment at Maturity will equal:

Principal Amount + (Principal Amount × Percentage Change)

In this case you will suffer a loss on your initial investment in an amount equal to the negative Percentage Change. Accordingly, you could lose up to 100% of your initial investment.

Initial Level:	The Closing Level of the Reference Asset on the Pricing Date
Final Level:	The Closing Level of the Reference Asset on the Final Valuation Date
Closing Level

For any date of determination, the closing level of the Reference Asset published on the Bloomberg page “RTY<Index>” or any successor page on Bloomberg or any successor service, as applicable. In certain special circumstances, the Closing Level will be determined by the Calculation Agent, in its discretion, and such determinations will, under certain circumstances, be confirmed by an independent calculation expert. See “General Terms of the Notes – Unavailability of the Level of the Reference Asset on a Valuation Date” and “General Terms of the Notes – Market Disruption Events” beginning on page PS-19 and “Appointment of Independent Calculation Experts” on page PS-22, in the accompanying product prospectus supplement.

Percentage Change:

The Percentage Change, expressed as a percentage, with respect to the Payment at Maturity, is calculated as follows:

Final Level – Initial Level

Initial Level

For the avoidance of doubt, the Percentage Change may be a negative value.

Barrier Event:	Applicable
Trigger Level:	[ ] (75.00% of the Initial Level)
Barrier Level:	[ ] (75.00% of the Initial Level)
Monitoring Period:	Final Valuation Date Monitoring
Call Provision:	The Notes may be called by us in whole, but not in part, on each stated Quarterly Call Date, from and including the First Call Date, upon notice by us to DTC on or before the corresponding Quarterly Call Notice Date, at an amount that will equal the Principal Amount of your Notes plus the Contingent Interest Payment, if any. If the Notes are called prior to the Maturity Date you will lose the opportunity to continue to be paid Contingent Interest Payments, if any, on the Notes.
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Quarterly Call Dates:	Quarterly, on the 28th of each March, June, September, and December, commencing on the First Call Date and ending on December 28, 2016; provided that if any such day is not a Business Day, the Call Payment will be made on the next succeeding Business Day and no adjustment will be made to any early Call Payment made on that succeeding Business Day.
Call Payment:	Call payment will be made in an amount equal to (i) the Principal Amount per Note plus (ii) the Contingent Interest Payment, if any.
First Call Date:	March 28, 2014
Quarterly Call Notice Dates:	10 Business Days prior to the corresponding Quarterly Call Date
Form of Notes:	Book-entry
Calculation Agent:	Scotia Capital Inc., an affiliate of the Bank
Status:	The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime.
Tax Redemption:	The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay additional amounts with respect to the Notes. See “Tax Redemption” below.
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Use of Proceeds:	General corporate purposes
Clearance and Settlement:	Depository Trust Company
Business Day:	New York and Toronto
Terms Incorporated:

All of the terms appearing above the item under the caption “General Terms of the Notes”

beginning on page PS-14 in the accompanying product prospectus supplement, as modified by this pricing supplement.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE YOUR ENTIRE PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL OR ANY CONTINGENT INTEREST PAYMENT, IS SUBJECT TO THE CREDITWORTHINESS OF THE BANK. IF THE BANK WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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Additional Terms Of Your Notes

You should read this pricing supplement together with the prospectus dated December 28, 2012, as supplemented by the prospectus supplement dated December 28, 2012 and the product prospectus supplement (Equity Linked Index Notes, Series A) dated December 28, 2012, relating to our Senior Note Program, Series A, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes may vary from the terms described in the accompanying product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000009631):

Prospectus dated December 28, 2012:

http://www.sec.gov/Archives/edgar/data/9631/000119312512518291/d459446d424b3.htm

Prospectus Supplement dated December 28, 2012:

http://www.sec.gov/Archives/edgar/data/9631/000119312512518324/d457877d424b3.htm

Product Prospectus Supplement (Equity Linked Notes, Series A), dated December 28, 2012

http://www.sec.gov/Archives/edgar/data/9631/000119312512518388/d457883d424b5.htm

The Bank of Nova Scotia has filed a registration statement (including a prospectus, a prospectus supplement, and a product prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the product prospectus supplement if you so request by calling 1-416-866-3672.

Investor Suitability

The Notes may be suitable for you if:

•	You fully understand the risks inherent in an investment in the Notes, including the risk of losing your entire initial investment.
•	You can tolerate a loss of all or a substantial portion of your initial investment and are willing to make an investment that has the downside market risk of an investment in the Reference Asset or in the Reference Asset constituent stocks.
•	You do not believe that the Closing Level will be below the Trigger Level or that the Final Level will decline below the Barrier Level.
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•	You understand and accept that you will not participate in any appreciation in the Reference Asset and that your potential return at maturity is limited to the aggregate amount of the Contingent Interest Payments, if any, on the Notes.
•	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Reference Asset.
•	You seek current income from your investment but understand that the interest on the Notes is contingent on the performance of the Reference Asset.
•	You are willing to hold the Notes to maturity, a term of approximately four years, and accept that there may be little or no secondary market for the Notes.
•	You are willing to tolerate the possibility of having the Notes called prior to the Maturity Date on a Quarterly Call Date beginning on the First Call Date, eliminating any opportunity thereafter for receiving any Contingent Interest Payments.
•	You are willing to assume the credit risk of the Bank for all payments under the Notes, and understand that if the Bank defaults on its obligations you may not receive any amounts due to you including any repayment of principal or Contingent Interest Payment.

The Notes may not be suitable for you if:

•	You do not fully understand the risks inherent in an investment in the Notes, including the risk of losing your entire initial investment.
•	You require an investment designed to guarantee a full return of principal at maturity.
•	You cannot tolerate a loss of all or a substantial portion of your initial investment and are not willing to make an investment that has the downside market risk as an investment in the Reference Asset or in the Reference Asset constituent stocks.
•	You believe that the level of the Reference Asset will decline during the term of the Notes and the Closing Level will likely be below the Trigger Level and the Final Level will likely decline below the Initial Level and below the Barrier Level, or you believe the Reference Asset will appreciate over the term of the Notes by an amount in excess of the aggregate amount of Contingent Interest Payments received prior to and at maturity.
•	You seek an investment that participates in the appreciation in the level of the Reference Asset or has unlimited return potential.
•	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Reference Asset.
•	You do not seek current income from your investment or you are unwilling to receive interest that is contingent on the performance of the Reference Asset.
•	You prefer to receive dividends paid on the stocks included in the Reference Asset.
•	You are unwilling to hold the Notes to maturity, a term of approximately four years, or you seek an investment for which there will be a secondary market.
•	You are not willing to tolerate the possibility of having the Notes called prior to the Maturity Date on a Quarterly Call Date beginning on the First Call Date, eliminating any opportunity thereafter for receiving any Contingent Interest Payments.
•	You are not willing to assume the credit risk of the Bank for all payments under the Notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review ‘‘Additional Risks’’ in

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this preliminary pricing supplement and the ‘‘Additional Risk Factors Specific to the Notes’’ beginning on page PS-5 of the Product Prospectus Supplement for Equity Linked Index Notes, Series A for risks related to an investment in the Notes.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the default amount as described below.

Default Amount

The default amount for your Notes on any day (except as provided in the last sentence under “Default Quotation Period” below) will be an amount, in the specified currency for the principal of your Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus
•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the trustees of your Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your Notes, described below, the trustees and/or the Bank may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due (the “due date”) and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or
•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of an objection is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and that is, or whose securities are, rated either:

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•	A-1 or higher by Standard & Poor’s Ratings Services, or any successor, or any other comparable rating then used by that rating agency, or
•	P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of the Debt Securities We May Offer — Events of Default” beginning on page 21 of the accompanying prospectus.

Tax Redemption

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position, upon the giving of a notice as described below, if:

•	as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which a payment is due, additional amounts with respect to the Notes; or

•	on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, that such change, amendment or action is applied to the Notes by the taxing authority and that, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which a payment is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

The redemption price will be determined by the Calculation Agent in its discretion and such determination will, under certain circumstances, be confirmed by an independent calculation expert. See “Appointment of Independent Calculation Experts” on page PS-22 in the accompanying product prospectus supplement.

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the trustees a certificate, signed by an authorized officer, stating that the Bank is entitled to redeem such Notes pursuant to their terms in whole only.

The Bank will give notice of intention to redeem such Notes to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption specifying, among other things, the date fixed for redemption, and promptly after the redemption date, it will give notice of the redemption price.

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Hypothetical Payments On the Notes

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Level, the Final Level or the Closing Level of the Reference Asset on any Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate Principal Amount of $1,000.00, Initial Level of 943.90, the Trigger Level of 707.925 (75% of the Initial Level), the Barrier Level of 707.925 (75% of the Initial Level), 48 Valuation Dates and that no market disruption event occurs on any Valuation Date. Amounts below may have been rounded for ease of analysis.

Example 1. On three Valuation Dates prior to the Final Valuation Date, the Closing Level is greater than or equal to the Trigger Level, and the Closing Level on each other Valuation Date prior to the Final Valuation Date is less than the Trigger Level. Therefore, on each Contingent Interest Payment Date with respect to those three Valuation Dates you would receive the monthly Contingent Interest Payment calculated as follows:

= (Principal Amount x Contingent Interest Rate x Day Count Fraction)

= ($1,000.00 x 6.75% x 30/360)

= $5.63 (for a total of $16.89 for all three Valuation Dates).

On the Final Valuation Date, the Closing Level is 900.00, which is greater than Barrier Level. As the Final Level is greater than the Trigger Level, on the Maturity Date you would receive a payment equal to the Principal Amount plus the Contingent Interest Payment calculated as follows:

= Principal Amount + (Principal Amount x Contingent Interest Rate x Day Count Fraction)

= $1,000.00 + ($1,000.00 x 6.75% x 30/360)

= $1,000.00 + $5.63 = $1,005.63

The total payment over the term of Notes is $16.89 + $1,005.63 = $1,022.52. per Note.

Example 2. On forty Valuation Dates prior to the Final Valuation Date, the Closing Level is greater than or equal to the Trigger Level of 707.925, and the Closing Level on each other Valuation Date prior to the Final Valuation Date is less than the Trigger Level of 707.925. Therefore, on each Contingent Interest Payment Date with respect to those 40 Valuation Dates you would receive the monthly Contingent Interest Payment calculated as follows:

= (Principal Amount x Contingent Interest Rate x Day Count Fraction)

= ($1,000.00 x 6.75% x 30/360)

= $5.63(for a total of $225.20 for all forty Valuation Dates).

On the Final Valuation Date, the Closing Level is 300.00, which is less than both the Trigger Level and the Barrier Level. As the Final Level is less than the Barrier Level, on the Maturity Date you would receive a payment equal to the Principal Amount plus the product of the Principal Amount and Percentage Change, calculated as follows:

=$1,000.00 + [$1,000.00 x [(Final Level – Initial Level) / Initial Level]] = $1,000.00 + [$1,000.00 x [(300.00 – 943.90)/943.90]] = $317.83

The total payment over the term of Notes is $225.20 + $317.83 = $543.03 per Note.

Example 3. On five Valuation Dates after the Issue Date, the Closing Level is greater than or equal to the Trigger Level of 707.925, and the Bank calls the Note on a Quarterly Call Date which occurs on the sixth Valuation Date. Therefore, on each Contingent Payment Date with respect to the first five Valuation Dates you would receive the monthly Contingent Interest Payment of $5.63, totalling $5.63 x 5 = $28.15. On the sixth Valuation Date, the Closing Level is 900.00, which is greater than

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the Trigger Level. As the Closing Level is greater than or equal to the Barrier Level, on the applicable Quarterly Call Date you would receive the stated Principal Amount plus a monthly Contingent Interest Payment, calculated as follows:

Principal Amount + Contingent Interest Payment = $1,000.00 + $5.63 = $1,005.63

The total payment over the term of Notes is $1,005.63 + $28.16 = $1,033.79 per Note.

Example 4. On each Valuation Date prior to the Final Valuation Date, the Closing Level is less than the Trigger Level. Therefore, on each Contingent Payment Date with respect to each such Valuation Date you would not receive any monthly Contingent Interest Payment. On the Final Valuation Date, the Closing Level is 300.00, which is less than the Barrier Level. As the Final Level is less than the Trigger Level and the Barrier Level, on the Maturity Date you would receive a payment equal to the Principal Amount plus the product of the Principal Amount and the Percentage Change, calculated as follows:

=$1,000.00 + [$1,000.00 x [(Final Level – Initial Level) / Initial Level]] = $1,000.00 + [$1,000.00 x [(300.00 – 943.90)/943.90]] = $317.83

The total payment over the term of Notes is $317.83 per Note.

Any payment on the Notes, including any repayment of principal and Contingent Interest Payments, is subject to the creditworthiness of the Bank. If the Bank were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

ADDITIONAL RISKS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and on page 6 of the accompanying prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and product prospectus supplement.

Your Investment is Subject to a Reinvestment Risk in the Event We Elect to Call the Notes.

We have the ability to call the Notes prior to the Maturity Date. In the event we decide to exercise the Call Provision, the amount of interest payable would be less than the amount of interest payable if you held the Notes until the Maturity Date.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Call Provision.  We may choose to call the Notes early or choose not to call the Notes early, in our sole discretion.  In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater interest payments on the Notes than on instruments of comparable maturity, terms and credit worthiness then trading in the market.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Scotia Capital (USA) Inc. or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding

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the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Scotia Capital (USA) Inc. as a result of dealer discounts, mark-ups or other transaction costs.

Risk of Loss at Maturity

Any payment on the Notes at maturity depends on the Final Level of the Reference Asset. The Bank will only repay you the full Principal Amount of your Notes if the value of the Reference Asset on the Maturity Date is at or above the Barrier Level. If the level of the Reference Asset declines below the Barrier Level, you will lose all or a substantial portion of your initial investment in an amount equal to the negative Percentage Change. Accordingly, you may lose your entire investment in the Notes if the Closing Level on the Final Valuation Date is below the Barrier Level.

You will not Receive Any Contingent Interest Payment for Any Monthly Period Where the Closing Level on the

Related Valuation Date is less than the Trigger Level

You are entitled to receive a Contingent Interest Payment on a monthly basis but only if the Closing Level on the Valuation Date for a particular month is greater than or equal to the Trigger Level. If the Closing Level is below the Trigger Level on any Valuation Date, you will not receive any Contingent Interest Payment for that Contingent Interest Payment Date, and if the Closing Level remains below the Trigger Level on each Valuation Date over the term of the securities, you will not receive any Contingent Interest Payments.

The Downside Market Exposure to the Reference Asset is Subject to the Barrier Level Only at Maturity

You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the level of the Reference Asset at such time is not below the Barrier Level.

Higher Interest Rates are Generally Associated with a Greater Risk of Loss

Greater volatility with respect to a Note’s Reference Asset reflects a higher expectation as of the Trade Date that the price of the Reference Asset could decline below the Trigger Level on any Valuation Date and/or the Barrier Level on the Final Valuation Date. This greater expected risk will generally be reflected in a higher Contingent Interest Rate on that Note. However, while the Contingent Interest Rate is set on the Trade Date, the Reference Asset’s volatility can change significantly over the term of the Notes. The level of the Reference Asset could fall sharply, which could result in a significant loss of principal and little or no Contingent Interest Payments.

The Notes Differ from Conventional Debt Instruments

The Notes are not conventional notes or debt instruments. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would have earned if you bought a conventional senior interest bearing debt security of the Bank.

You will not Participate in Any Appreciation in the Value of the Reference Asset and Your Return on the Notes is Expected to be Limited to the Contingent Interest Payments Paid on the Notes

You will not participate in any appreciation in the value of the Reference Asset from the Initial Index Level, and the return of the Notes will be limited to the Contingent Interest Payments, if any, that are paid on the Notes. For example, if on the Final Valuation Date, the Reference Asset has appreciated 25% from the Initial Level, the payment at maturity would be limited to the stated Principal Amount of $1,000 and the Contingent Interest Payments, if any per Note. Under this scenario, although the value of the Reference Asset has substantially increased, your payment at maturity does not correspondingly increase and, at maturity, the Notes only provide for the payment of your initial investment and the final Contingent Interest Payment.

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Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia

The Notes are senior unsecured debt obligations of the Bank, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus, prospectus supplement and product prospectus supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the Payment at Maturity, depends on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of the Notes and, in the event the Bank were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes. If you sell the Notes prior to maturity, you may receive substantially less than the Principal Amount of your Notes.

The Notes are Subject to Market Risk

The return on the Notes is directly linked to the performance of the Reference Asset and indirectly linked to the value of the Reference Asset constituent stocks, and the extent to which the Percentage Change is positive or negative. The levels of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset constituent stocks, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions.

The Contingent Interest Payment, if Any, is Paid on a Monthly Basis and is Based Solely on the Closing Level of the Reference Asset on the Specified Valuation Dates

Whether the monthly Contingent Interest Payment will be made with respect to a Valuation Date will be based on the Closing Level on such date or the Final Level, as applicable. As a result, you will not know whether you will receive the monthly Contingent Interest Payment until the related Valuation Date. Moreover, because the monthly Contingent Interest Payment is based solely on the Closing Level on a specified Valuation Date, if such Closing Level is less than the Trigger Level, you will not receive any monthly Contingent Interest Payment, with respect to such Valuation Date, even if the Closing Level of the Reference Asset was higher on all the other days during the term of the Notes.

The Payment at Maturity Is Not Linked to the Level of the Reference Asset at Any Time Other Than the Final Valuation Date

The Payment at Maturity will be based on the Final Level (subject to adjustments as described). For example, if the closing level of the Reference Asset declined substantially as of the Final Valuation Date compared to the Trade Date, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the closing levels of the Reference Asset prior to the final Valuation Date.  Although the actual level of the Reference Asset at maturity or at other times during the term of the Notes may be higher than the Final Level, you will not benefit from the closing levels of the Reference Asset at any time other than the Valuation Dates.

If the Levels of the Reference Asset or the Reference Asset Constituent Stocks Change, the Market Value of Your Notes May Not Change in the Same Manner

Your Notes may trade quite differently from the performance of the Reference Asset or the Reference Asset constituent stocks. Changes in the levels of the Reference Asset or the Reference Asset constituent stocks may not result in a comparable change in the market value of your Notes. We discuss some of the reasons for this disparity under “—The Price at Which the Notes may be Sold prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased” below.

Holding the Notes is Not the Same as Holding the Reference Asset Constituent Stocks

Holding the Notes is not the same as holding the Reference Asset constituent stocks. As a holder of the Notes, you will not be entitled to the voting rights or rights to receive dividends or other distributions or other rights that holders of the Reference Asset constituent stocks would enjoy.

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No Assurance that the Investment View Implicit in the Notes Will Be Successful

It is impossible to predict with certainty whether and the extent to which the level of the Reference Asset will rise or fall. There can be no assurance that the level of the Reference Asset will remain above the Trigger Level and/or the Barrier Level. The Final Level may be influenced by complex and interrelated political, economic, financial and other factors that affect the Reference Asset constituent stocks. You should be willing to accept the risks of the price performance of equity securities in general and the Reference Asset constituent stocks in particular, and the risk of losing some or all of your initial investment.

Furthermore, we cannot give you any assurance that the future performance of the Reference Asset or the Reference Asset constituent stocks will result in your receiving an amount greater than or equal to the Principal Amount of your Notes.  Certain periods of historical performance of the Reference Asset or the Reference Asset constituent stocks would have resulted in you receiving less than the Principal Amount of your Notes if you had owned notes with terms similar to these Notes in the past.   See “Information Regarding The Reference Asset” in this pricing supplement for further information regarding the historical performance of the Reference Asset.

The Reference Asset Reflects Price Return Only and Not Total Return

The return on your Notes is based on the performance of the Reference Asset, which reflects the changes in the market prices of the Reference Asset constituent stocks. It is not, however, linked to a ‘‘total return’’ index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the Reference Asset constituent stocks. The return on your Notes will not include such a total return feature or dividend component.

Past Performance is Not Indicative of Future Performance

The actual performance of the Reference Asset over the life of the Notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Reference Asset or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Reference Asset.

Changes Affecting the Reference Asset Could Have an Adverse Effect on the Value of the Notes

The policies of Frank Russell Company, the sponsor of the Reference Asset (the ‘‘Sponsor’’), concerning additions, deletions and substitutions of the Reference Asset constituent stocks and the manner in which the Sponsor takes account of certain changes affecting those Reference Asset constituent stocks may adversely affect the level of the Reference Asset. The policies of the Sponsor with respect to the calculation of the Reference Asset could also adversely affect the level of the Reference Asset. The Sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could have a material adverse effect on the value of the Notes.

The Bank Cannot Control Actions by the Sponsor and the Sponsor Has No Obligation to Consider Your Interests

The Bank and its affiliates are not affiliated with the Sponsor and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the Reference Asset. The Sponsor is not involved in the Notes offering in any way and has no obligation to consider your interest as an owner of the Notes in taking any actions that might negatively affect the market value of your Notes.

The Price at Which the Notes May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the Reference Asset over the full term of the Note, (ii) volatility of the level of the Reference Asset and the market’s perception of future volatility of the level of the Reference Asset, (iii) changes in interest rates generally, (iv) any actual or anticipated changes in our credit ratings or credit spreads, and (v) time remaining to maturity. In particular, because the provisions of the Note relating to the Payment at Maturity behave like options, the value of the Note will vary in ways which are non-linear and may not be intuitive.

Depending on the actual or anticipated level of the Reference Asset and other relevant factors, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.

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The Notes Lack Liquidity

The Notes will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the Notes. Scotia Capital (USA) Inc. or any other dealer may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Scotia Capital (USA) Inc. is willing to purchase the Notes from you. If at any time Scotia Capital (USA) Inc. or any other dealer was not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

Hedging Activities by the Bank May Negatively Impact Investors in the Notes and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes

The Bank or one or more of our affiliates has hedged or expects to hedge the obligations under the Notes by purchasing futures and/or other instruments linked to the Reference Asset. The Bank or one or more of our affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Reference Asset or one or more of the Reference Asset constituent stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the final Valuation Date.

The Bank or one or more of our affiliates may also enter into, adjust and unwind hedging transactions relating to other basket- or index-linked Notes whose returns are linked to changes in the level or price of the Reference Asset or the Reference Asset constituent stocks. Any of these hedging activities may adversely affect the level of the Reference Asset—directly or indirectly by affecting the price of the Reference Asset constituent stocks—and therefore the market value of the Notes and the amount you will receive, if any, on the Notes. In addition, you should expect that these transactions will cause the Bank or our affiliates or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the Notes. The Bank or our affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the Notes, and may receive substantial returns with respect to these hedging activities while the value of the Notes may decline.

The Calculation Agent Can Postpone the Valuation Dates for the Notes if a Market Disruption Event with Respect to the Reference Asset Occurs

If the Calculation Agent determines, in its sole discretion, that, on a day that would otherwise be a Valuation Date, a market disruption event with respect to the Reference Asset has occurred or is continuing for the Reference Asset, the Valuation Date will be postponed until the first following trading day on which no market disruption event occurs or is continuing, although the Valuation Date will not be postponed by more than seven scheduled trading days. Moreover, if a Valuation Date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be a Valuation Date, and the Calculation Agent will determine the applicable Closing Level or Final Level that must be used to determine the Contingent Interest Payment and or Payment at Maturity. Under certain circumstances, the determinations of the Calculation Agent will be confirmed by an independent expert. See “General Terms of the Notes – Unavailability of the Level of the Reference Asset on a Valuation Date” beginning on page PS-18, “General Terms of the Notes – Market Disruption Events” beginning on page PS-19 and “Appointment of Independent Calculation Experts” on page PS-22, in the accompanying product prospectus supplement.

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Uncertain Tax Treatment

Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “Certain Canadian Income Tax Consequences” and “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

Information Regarding The Reference Asset

The Russell 2000® Index, which we refer to as the Russell 2000® Index, is an index calculated, published and disseminated by Russell Investment Group (“Russell”), and measures the composite price performance of stocks of 2,000 companies in the U.S. equity market. Additional information about the Russell 2000® Index is available on the following website: www.russell.com/Indexes/data/fact_sheets/us/Russell_2000_Index.asp. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

As of March 12, 2013, the 2,000 companies included in the Russell 2000® Index were divided into nine Russell Global Sectors. The Russell Global Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses):Consumer Discretionary (14.71%), Consumer Staples (3.04%), Financial Services (23.97%), Health Care (12.53%), Materials & Processing (7.85%), Other Energy (6.06%), Producer Durables (14.30%), Technology (13.46%) and Utilities (4.08%). (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The index includes approximately 2,000 of the smallest securities that form the Russell 3000® Index. The Russell 3000® Index is comprised of the 3,000 largest companies, or 98% based on market capitalization, of the investable U.S. equity market. The Russell 2000 Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

Selection of Constituent Stocks of the Russell 2000® Index

The Russell 2000® Index is a sub-index of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index, a company’s stocks must be listed on the last trading day of May of a given year and Russell must have access to documentation verifying the company’s eligibility for inclusion. Eligible initial public offerings are added to Russell U.S. Indices at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

A company is included in the U.S. equity markets and is eligible for inclusion in the Russell 3000® Index, and consequently, the Russell 2000® Index, if that company incorporates in, has its headquarters in and also trades with the highest liquidity (as defined by a two-year average daily dollar trading volume from all exchanges) in the United States or its territories. If a company satisfies any one of these criteria and the primary location of that company’s assets or its revenue, based on an average of two years of assets or revenues data, is also in the United States, that company will also be considered part of the U.S. equity market. In addition, if there is insufficient information to assign a company to the U.S. equity markets based on its assets or revenue, the company may nonetheless be assigned to the U.S. equity markets if the headquarters of the company is located in certain “benefit-driven incorporation countries”, or “BDIs”, and that company’s most liquid stock exchange is also in the United States. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands. ADRs and ADSs are not eligible for inclusion in the Russell 2000® Index.

Exclusions from the Russell 2000® Index

Russell specifically excludes the following companies and securities from the Russell 2000® Index : (i) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights and trust receipts; (ii) royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies and limited partnerships; (iii) companies with a total market capitalization less than $30 million; (iv) companies with only a small portion of their shares available in the marketplace (companies with 5% or less float); (v) bulletin board, pink sheets or over-the-counter traded securities; and (vi) real estate

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investment trusts and publicly traded partnerships that generate, or have historically generated, unrelated business taxable income and have not taken steps to block their unrelated business taxable income to equity holders.

Initial List of Eligible Securities

The primary criterion Russell uses to determine the initial list of securities eligible for the Russell 3000® Index and consequently, the Russell 2000® Index , is total market capitalization, which is calculated by multiplying the total outstanding shares for a company times the market price as of the last trading day in May. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on their primary exchange on the last trading day of May of each year to be eligible for inclusion in the Russell 2000® Index. In order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last trading day of May, it will be considered eligible if the average of the daily closing prices from their primary exchange during the month of May is equal to or greater than $1.00.

Annual Reconstitution

The Russell 2000® Index is reconstituted annually by Russell to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization on the last trading day in May, with the actual reconstitution effective on the first trading day following the final Friday of June each year, unless the final Friday in June is the 28th, 29th or 30th, in which case reconstitution will be effective on the preceding Friday. Changes in the constituents are preannounced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Index Calculation and Capitalization Adjustments

As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the underlier stocks relative to the capitalization on a base date. This discussion describes the “price return” calculation of the Russell 2000® Index. The current Russell 2000 Index value is the compounded result of the cumulative daily (or monthly) return percentages, where the starting value of the index is equal to the base value (100) and base date (December 31, 1978). Returns between any two dates can then be derived by dividing the ending period index value (IV1) by the beginning period (IV0) index value, so that the return equals [(IV1 / IV0) –1]*100. The ending period index value, for purposes of calculating the Russell 2000® Index value, on any date is determined by adding the market values of the underlier stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 2,000 stocks. To calculate the Russell 2000 Index, last sale prices will be used for exchange-traded and NASDAQ stocks. In the event of a market disruption resulting in any underlier stock price to be unavailable, Russell will generally use the last reported price for such underlier stock for the purpose of performance calculation.

Constituent stocks of the index are weighted in the Russell 2000® Index by their free-float market capitalization, which is calculated by multiplying the primary closing price by the number of free-float shares. Free-float shares are shares that are available to the public for purchase as determined by Russell. Russell determines shares available to the public for purchase based on information recorded in corporate filings with the Securities and Exchange Commission and other reliable sources in the event of missing or questionable data. Russell removes the following types of shares from total market capitalization to arrive at free-float market capitalization:

Corporate cross-owned shares — shares of a company in the index that are held by another company that is included in any other Russell index;

Large private and corporate holdings — shares held by an individual, a group of individuals acting together or a corporation (that is included in the index) if such shareholdings constitute 10% or more of the shares outstanding. Institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms, are not excluded unless the firm has a direct relationship to the company, such as board representation, in which case they are considered strategic holdings and excluded;

ESOP or LESOP shares — shares held by employee stock ownership plans and leveraged employee stock ownership plans that comprise 10% or more of a company’s outstanding shares;

Unlisted share classes — classes of common stock that are not traded on a U.S. securities exchange;

Initial public offering lock-ups — shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the index; and

Government holdings — shareholdings listed as “government of”. Shares held by government investment boards and/or investment arms are treated like shares held by large private shareholdings and are excluded if the number of shares is

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greater than 10% of outstanding shares. Shares held by a government pension plan are considered institutional holdings and will not be excluded.

Corporate Actions Affecting the Index

Russell adjusts the index on a daily basis in response to certain corporate actions and events. Therefore, a company’s membership in the index and its weight in the index can be impacted by these corporate actions. The adjustment is applied based on sources of public information, including press releases and Securities and Exchange Commission filings. Prior to the completion of a corporate action or event, Russell estimates the effective date. Russell will then adjust the anticipated effective date based on public information until the date is considered final. Depending on the time on a given day that an action is determined to be final, Russell will generally either (1) apply the action before the open on the ex-date or (2) apply the action after providing appropriate notice to its clients regarding the impact of the action and the effective date. Russell applies the following methodology guidelines when adjusting the index in response to corporate actions and events:

No Replacement” Rule — Securities that are deleted from the Index between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over the past year will fluctuate according to corporate activity.

Mergers and Acquisitions —

Between constituents: When mergers and acquisitions take place between companies that are both constituents of a Russell index, the target company is deleted and its market capitalization simultaneously moves to the acquiring company’s stock. Russell categorizes the surviving entity based on a weighted average of the market value of the two companies prior to the merger using market values as of the day immediately before Russell determines that the action or event is final. Given sufficient market hours after confirmation, Russell effects this action after the close on the last day of trade of the target company.

Between a constituent and a non-constituent: If the target company is a member of the Russell 2000 Index, it is deleted from the index after Russell determines that the action or event is final. If the acquiring company is a member of the Russell 2000 Index, its shares are adjusted by adding the target company’s market capitalization. If the target company is not a member of a Russell index, Russell will also analyze the transaction to determine whether it constitutes a reverse merger. A reverse merger occurs when the acquiring company is a private, non-publicly traded company or OTC company, and the acquisition results in a transaction whereby a new publicly traded company is created that meets all of the requirements for inclusion in a Russell index based on market capitalization using the opening price on the day after the merger or acquisition is considered final. In such a case, the newly formed entity will be placed in the Russell 2000® Index, if appropriate, and the target company simultaneously removed from the Russell 2000® Index, after the close of the market on the day after the merger is considered final. If the event does not qualify as a reverse merger, the target company is deleted after the action is determined to be final.

Reincorporation — Members of a Russell U.S. index, like the Russell 2000® Index , that reincorporate to another country and continue to trade in the United States and companies that reincorporate to the United States during the year are analyzed for assignment by Russell during annual reconstitution. Members that reincorporate in another country and no longer trade in the United States are immediately deleted from the Russell U.S. indices.

Rights Offerings — Rights offered to shareholders are reflected in the index only if the subscription price of the rights is at a discount to the market price. Provided that Russell has been alerted to the rights offer prior to the ex-date, it will adjust the price of the stock for the value of the rights and increased shares according to the terms of the offering before the open on the ex-date. If Russell is unable to provide prior notice, it will delay the price adjustment until the appropriate notice has been given. This treatment applies for both transferable and non-transferable rights. Rights issued as part of a poison pill arrangement or entitlements that give shareholders the right to purchase ineligible securities such as convertible debt are excluded from this treatment.

Spin-offs and Initial Public Offerings — Spun-off companies are added to the parent company’s index if the spun-off company meets all the eligibility requirements of the index and its total market capitalization is greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E™ Index at the latest reconstitution. Spun-off companies are added to the index at the same time as they are spun-off from their parent company, which is on the completion date of the spin-off. The parent company’s market value will be reduced simultaneously on the Russell effective date.

Initial Public Offerings — Eligible initial public offerings are added to the Russell 2000® Index at the end of each calendar quarter, except that fourth quarter IPO additions will be processed after the close on the third Friday of each December.

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Tender Offers — A company acquired as a result of a tender offer is removed if (i) the tender offer period ends; (ii) shareholders have validly tendered, not withdrawn, and the shares have been accepted for payment; (iii) all regulatory requirements have been fulfilled; and (iv) the acquiring company is able to finalize the acquisition via a short-form merger, top-up option or other compulsory mechanism. In the case where all the above requirements have been fulfilled except for the acquiring company being able to finalize the acquisition through a compulsory mechanism, Russell will make a share adjustment to the target company’s shares, on a date pre-announced by Russell, in cases where the float-adjusted shares have decreased by 30% or more and the tender offer has fully completed and closed.

Delisted and Halted Stocks — When stocks are deleted from the index as a result of exchange de-listing or reconstitution, the price used will be the closing primary exchange price on the day the action is final (t), or the following day (t+1) using the closing OTC bulletin board price. Halted securities are not removed from the index until the time they are actually delisted from the exchange. If a security is halted, it remains in the index at the most recent closing price until the security resumes trading or is officially delisted. If, however, a stock is (i) halted due to financial difficulty/debt or cash flow issues for a period longer than 40 calendar days or (ii) suspended due to exchange listing rules or legal regulatory issues longer than one calendar quarter, Russell will review for removal on a case-by-case basis. Determinations will be made based upon reasonable likelihood of trade resumption and likelihood of residual value returned to equity holders. If removal is deemed appropriate, Russell will remove the stock at zero value at the end of the month. Stocks that are scheduled for removal but suspended or not trading through reconstitution due to low liquidity or those suspended by the exchange or other governing body due to liquidity issues will be monitored for trade resumption. Once trading resumes, the securities will be removed from the index using the closing price on the primary exchange of the securities.

Bankruptcy and Voluntary Liquidations — Companies that file for a Chapter 7 liquidation bankruptcy or have filed a liquidation plan will be removed from the index at the time of the bankruptcy filing; whereas companies filing for a Chapter 11 reorganization bankruptcy will remain a member of the index, unless the company is de-listed from the primary exchange, in which case normal de-listing rules apply. If a company files for bankruptcy, is delisted and it can be confirmed that it will not trade OTC, Russell may remove the stock at a nominal price of $0.0001.

Change of Company Structure — If a company changes its corporate designation from that of a Business Development Company, Russell will remove the company from the index after giving two days’ notice of its removal.

Stock Distributions — A price adjustment for stock distributions is applied on the ex-date of the distribution. When the number of shares for the distribution is fixed, Russell increases the number of shares on the ex-date. When the number of shares is an undetermined amount based on future earnings and profits, Russell increases the number of shares on the pay-date.

Dividends — Russell includes gross dividends in the daily total return calculation of the index on the basis of their ex-dates. If a dividend is payable in stock and cash and the stock rate cannot be determined by the ex-date, the dividend is treated as all cash. Regular cash dividends are reinvested across the index at the close on the dividend ex-date, while special cash dividends are subtracted from the price of the stock before the open on the ex-date.

Updates to Share Capital — Changes to shares outstanding due to buybacks (including Dutch auctions), secondary offerings, merger activity with a non-index member and other potential changes are generally updated at the end of the month in which the change is reflected in vendor-supplied updates. Russell verifies this information using publicly available information filed with the Securities and Exchange Commission. Russell only applies such changes if the aggregate change in the number of shares outstanding is greater than 5%. The float factor determined during the most recent annual reconstitution is applied to this figure, and only the available shares will be added to the index. No such changes are made in June due to the most recent annual reconstitution. Month-end changes in November and December will be processed as one event after the close on the third Friday of each December due to low liquidity in the financial markets at the end of the year.

License Agreement

Frank Russell Company and The Bank of Nova Scotia (the “Bank”) have entered into a non-exclusive license agreement, granting The Bank, and certain of its affiliates, in exchange for a fee, permission to use the Russell 2000 Index in connection with the offer and sale of the Notes. The Bank is not affiliated with Russell; the only relationship between Russell and The Bank is the licensing of the use of the Russell 2000® Index (a trademark of Russell) and trademarks relating to the Russell

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2000® Index. The Bank does not accept any responsibility for the calculation, maintenance or publication of the Russell 2000 Index or any successor index.

The Notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same.

Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Russell’s only relationship to The Bank is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to The Bank or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE BANK, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Historical Information

The following table sets forth the quarterly high and low closing levels for the Reference Asset, based on daily closing levels. The closing level of the Reference Asset on March 13, 2013 was 943.90. Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/4/2010	3/31/2010	690.30	586.49	678.64
4/1/2010	6/30/2010	741.92	609.49	609.49
7/1/2010	9/30/2010	677.64	590.03	676.14
10/1/2010	12/31/2010	792.35	669.45	783.65
1/3/2011	3/31/2011	843.55	773.18	843.55
4/1/2011	6/30/2011	865.29	777.20	827.43
7/1/2011	9/30/2011	858.11	643.42	644.16
10/3/2011	12/30/2011	765.43	609.49	740.92
1/3/2012	3/30/2012	846.13	747.28	830.30
4/2/2012	6/29/2012	840.63	737.24	798.49
7/2/2012	9/28/2012	864.70	767.75	837.45
10/1/2012	12/31/2012	852.49	769.48	849.35
1/2/2013*	3/13/2013	943.90	872.60	943.90

*	Available information for the first calendar quarter of 2013 includes data for the period from January 2, 2013 through March 13, 2013. Accordingly, the ‘‘Quarterly High,’’ ‘‘Quarterly Low’’ and ‘‘Quarterly Close’’ data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2013.
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The graph below illustrates the performance of the Reference Asset from January 2, 2002 through March 13, 2013. The blue dotted line represents the Barrier Level of 707.925, which is equal to 75% of the Closing Level of the Reference Asset on March 13, 2013, as well as the Trigger Level of 707.925, which is also equal to 75% of the Closing Level of the Reference Asset on March 13, 2013. Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.

We have not undertaken an independent review or due diligence of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

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Supplemental Plan of Distribution (Conflicts of Interest)

Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and, as part of the distribution of the Notes, will reoffer the Notes to third-party distributors at a discount and with an underwriting commission of $[17.50 – 27.50] per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. The actual discounts and underwriting commission will be determined on the Trade Date. Scotia Capital (USA) Inc. will also receive a structuring and development fee of up to $0.50 per $1,000 Principal Amount of Notes.

In addition, Scotia Capital (USA) Inc. or another of its affiliates or agents may use the product prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes. While Scotia Capital (USA) Inc. may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the sections titled “Supplemental Plan of Distribution” in the accompanying prospectus supplement and product prospectus supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

Conflicts of Interest

Each of Scotia Capital (USA) Inc., and Scotia Capital Inc. is an affiliate of the Bank and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither Scotia Capital (USA) Inc. nor Scotia Capital Inc. is permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Scotia Capital (USA) Inc. and its affiliates are full service financial institutions engaged in various activities,  which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Scotia Capital (USA) Inc. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Scotia Capital (USA) Inc., and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank.  Scotia Capital (USA) Inc. and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Certain Canadian Income Tax Consequences

See “Canadian Taxation ” at page 37 of the accompanying prospectus.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. We intend to treat the Notes as pre-paid cash-settled derivative contracts. Pursuant to the terms of the Notes, you agree to treat the Notes in this manner for all U.S. federal income tax purposes. If your Notes are so treated, any Contingent Interest Payment that is paid by us (including on the maturity date or upon call) should be included in your income as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes. Additionally, you should generally

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recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time (excluding the amount attributable to any Contingent Interest Payment) and the amount that you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

For a more detailed discussion of the United States federal income tax consequences with respect to your Notes, you should carefully consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement and the discussion set forth in “United States Taxation” of the accompanying prospectus. In particular, U.S. holders (as defined in the prospectus) should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders” in the product prospectus supplement and non-U.S. holders (as defined in the prospectus) should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Non-U.S. Holders” in the product prospectus supplement. U.S. holders should also review the discussion under “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “—Backup Withholding and Information Reporting” under “United States Taxation” in the prospectus.

We will not attempt to ascertain whether the issuer of any of the Reference Asset constituent stocks would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”) or a “United States real property holding corporation” within the meaning of Section 897 of the Code. If the issuer of one or more of such stocks were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC by the issuers of the Reference Asset constituent stocks and consult your tax advisor regarding the possible consequences to you in this regard.

In this regard and in regard to a potential application of the “constructive ownership” rules, U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders” in the product prospectus supplement.

Because other characterizations and treatments are possible the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully review the discussion set forth in “Alternative Treatments” in the product prospectus supplement for the possible tax consequences of different characterizations or treatment of your Notes for U.S. federal income tax purposes. It is possible, for example, that the Internal Revenue Service (“IRS”) might treat the Notes as a single debt instrument subject to the special tax rules governing contingent payment debt instruments.

The IRS has also issued a notice that may affect the taxation of the Notes. According to the notice, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue ordinary income currently and this could be applied on a retroactive basis. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. We intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and the IRS determine that some other treatment is more appropriate.

Non-U.S. Holders. The U.S. federal income tax treatment of the Contingent Interest Payment is unclear. We currently do not intend to withhold any tax on any Contingent Interest Payment made to a non-U.S. holder that provides us with a fully completed and validly executed applicable IRS Form W-8BEN. However, it is possible that the IRS could assert that such payments are subject to U.S. withholding tax, or that we or another withholding agent may otherwise determine that withholding is required, in which case we or the other withholding agent may withhold up to 30% on such payments (subject to reduction or elimination of such withholding tax pursuant to an applicable income tax treaty).

Section 871(m) of the Code requires withholding (up to 30%, depending on the applicable treaty) on certain financial instruments to the extent that the payments or deemed payments on the financial instruments are contingent upon or determined by reference to U.S.-source dividends. Under proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S.-source dividends, including payments or adjustments for

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extraordinary U.S.- source dividends, with respect to equity-linked instruments, including the Notes, may be treated as dividend equivalents subject to U.S. withholding tax. To the extent any final regulations may impose a withholding tax on payments or adjustment made on the Notes on or after January 1, 2014 that are treated as U.S.-source dividend equivalents, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld. Further, non-U.S. holders may be required to provide certifications prior to or upon the sale, redemption or maturity of the Notes in order to minimize or avoid U.S. withholding taxes.

Foreign Account Tax Compliance Act. Sections 1471 through 1474 of the Internal Revenue Code (which are commonly referred to as “FATCA”) generally impose a 30% withholding tax on certain payments, including “pass-thru” payments to certain persons if the payments are attributable to assets that give rise to U.S.-source income or gain. However, the IRS has issued final regulations extending the FATCA “grandfathering” date such that FATCA withholding tax would not apply to any payment made under obligations outstanding on January 1, 2014 (and not materially modified after December 31, 2013). If the Notes are not materially modified, FATCA withholding generally is not expected to be required on the Notes. If, however, withholding is required as a result of future guidance, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Significant aspects of the application of FATCA are not currently clear. Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions under the FATCA rules.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF NOTES AND RECEIVING PAYMENTS UNDER THE NOTES.

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